Exhibit 1

FOR IMMEDIATE RELEASE	29 February 2008

WPP

2007 PRELIMINARY RESULTS

Billings up over 5% to £31.7 billion

Revenue up almost 5% to £6.186 billion

Constant currency revenue up over 8%

Like-for-like revenue up 5%

Headline EBITDA rises over 7% to £1.072 billion

Headline operating margin up 0.5 margin points to 15.0%

Headline operating profit before interest and tax up 8% to £928 million

Headline Profit before tax up almost 7% to £817 million

Profit before tax up over 5% to £719 million

Diluted headline earnings per share up over 9% at 46.0p

Final dividend up 20% to 9.13p per share

•	Billings up over 5% to £31.7 billion.

•	Reported revenue up 4.7% to £6.186 billion, up 8.2% in constant currency.

•	Like-for-like revenue up 5.0%.

•	Headline EBITDA rises over 7% from £1.002 billion to £1.072 billion.

•	Headline operating profits before interest and tax up 8.0% to £928 million from £859 million.

•	Operating margin up 0.5 margin points to 15.0% from 14.5%.

•	Headline profits before tax up 6.7% to £817 million from £766 million.

•	Profit before tax up 5.5% to £719 million from £682 million.

•	Diluted headline earnings per share up 9.5% to 46.0p from 42.0p.

•	Reported diluted earnings per share up 8.0% to 38.0p from 35.2p.

•	Final dividend up 20% to 9.13p per share making a total for the year of 13.45p up 20% over 2006.

•	Average net debt up £305 million to £1,458 million from £1,153 million (at 2007 exchange rates).

•	Record estimated net new billings of over £5.0 billion ($9.8 billion).

•	Operating margin targets of 15.5% and 16.0% remain in place for 2008 and 2009.

•	Rolling share-buyback programme to continue at 4-5% of outstanding share capital in 2008.

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In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix I. Where required, details of how these have been arrived at are shown in the Appendix.

Summary of results

The Board of WPP Group plc (“WPP”) announces the unaudited preliminary results for the year ended 31 December 2007, the Group’s twenty-second year. These record results again reflect the continued steady strength of the world economy, despite the current credit and liquidity crisis, positively impacting almost all disciplines and geographies and the strength of the Group’s operating brands and franchise. 2007 also saw an historically unprecedented run of new business wins across the Group, building a strong base for 2008.

Billings were up 5.1% at £31.7 billion, around $63.5 billion.

Reportable revenue was up 4.7% to £6.186 billion. Revenue, including 100% of associates, is estimated to total over £7.3 billion. On a constant currency basis, revenue was up 8.2%, chiefly due to the 8.6% decline in the US dollar against the pound sterling. Like-for-like revenues, excluding the impact of acquisitions and on a constant currency basis, were up 5.0%. On the same basis, gross margin was up 5.1%. Like-for-like revenues were up 5.3% in the first half of 2007 and up 4.8% in the second half, continuing the strong organic growth of 5.4% in 2006. Fourth quarter revenues were up 4.9%.

The relative weakness of the US dollar against the pound sterling has highlighted currency differences between those companies that report in US dollars and those that report in pounds sterling. So that comparisons can more easily be drawn, we have summarised here the key income statement numbers, as if the Group had reported in US dollars in 2007. On this basis, revenues were up 13.6% to $12.4 billion, headline profits were up 16.5% to $1.865 billion and diluted headline earnings per share up 18.1% to 92.6¢. Appendix 2 shows WPP’s preliminary results in reportable US dollars.

Headline earnings before interest, depreciation and amortisation (“Headline EBITDA”) rose 7.1% to £1.072 billion and 9.2% in constant currencies. Headline operating profit was up 8.0% to £928 million and up 10.1% in constant currencies.

Reported operating costs together with direct costs (but excluding goodwill impairment, amortisation of acquired intangibles and profits on disposal of fixed asset investments), rose by 4.2% and by 7.9% in constant currency. Like-for-like total operating and direct costs rose 4.6%. Reported staff costs, excluding incentives (which includes the cost of share-based compensation), were up 4.6%. Incentive payments (including the cost of share-based compensation) totalled £230.7 million (£246.9 million in 2006), down 6.6%, which represents 20.6% (23.1% in 2006) of headline operating profit before bonuses and income from associates. Before these incentive payments, operating margins remain strong at 18.7%. On a reported basis, the Group’s staff cost to revenue ratio improved 0.5 margin points to 58.3% compared with 58.8% in 2006.

Part of the Group’s strategy is to continue to increase variable staff costs as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. Through the cyclical upswing of the 1990s, variable staff costs as a proportion of total staff costs increased, reaching a

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peak of 12.1% in 2000. The impact of the recession in 2001 and 2002 was to reduce this ratio to 9.2% and variable staff costs as a proportion of revenue to 5.3% (calculated under 2004 UK GAAP). In 2004, following the significant improvement in pre-bonus operating profit and incentives, variable staff costs as a proportion of staff costs increased. There was a slight deterioration in 2005, with the ratio declining slightly by 0.4 percentage points, to 12.8% (under IFRS – which includes 1.0 percentage points attributable to share-based compensation), but in 2006 the ratio strengthened again to 13.0%. In 2007 the proportion changed marginally by 0.3 percentage points to 12.7%.

The number of people in the Group averaged 84,848 against 77,686 in 2006, an increase of 9.2%. On a like-for-like basis, average headcount was up to 84,848 from 81,086, an increase of 4.6%. At the end of 2007, staff numbers were 90,182 compared with 86,254 at the end of 2006 on a like-for-like basis, an increase of 4.6%.

Headline operating profit or profit pre-goodwill impairment, amortisation of acquired intangibles, interest, tax and investment gains and write-downs was up 8.0% to £928 million from £859 million and up 10.1% in constant currencies. Reported profit before interest and tax was up 8.1% to £846 million from £783 million and up 10.0% in constant currencies. Headline profit before tax or profit pre-goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs, revaluation of financial instruments and tax was up 6.7% to £817 million from £766 million and up 8.8% in constant currencies. Reported headline operating margin (including income from associates) increased 0.5 margin points to a record 15.0% from 14.5%, in line with the revised target set in February 2007.

Net finance costs (excluding the revaluation of financial instruments) were £110.7 million up from £92.7 million last year, largely reflecting higher interest rates, the impact of the cash cost of the acquisition of 24/7 Real Media Inc. in July 2007, partly offset by improved liquidity as a result of a reduction in average working capital.

Reported profit before tax rose by 5.5% to £719 million, and by 7.4% in constant currencies.

The Group’s tax rate on headline profits was 25.0%, a reduction of one percentage point over 2006. This reflects the continuing positive impact of the Group’s tax planning initiatives.

Diluted headline earnings per share were up 9.5% at 46.0p. In constant currency, earnings per share on the same basis were up 13.6%. Diluted earnings per share rose by 8.0% to 38.0p and by 12.0% in constant currencies.

The Board recommends an increase of 20% in the final dividend to 9.13p per share, making a total of 13.45p per share for 2007, a 20% increase over 2006. The record date for this dividend is 6 June 2008, payable on 7 July 2008. The dividend paid in 2007 is over four times covered by headline earnings.

Further details of WPP’s financial performance are provided in Appendix I.

Review of operations

The financial world’s sub-prime and insurance monoline credit crisis had little or no impact on the Group’s financial performance in 2007.

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Despite the lack of any maxi-quadrennial or mini-quadrennial events, the Group’s financial model continued to deliver, with like-for-like revenues growing at around 5% and operating profits up around 10%, and with operating margins growing in-line with the target of 0.5 margin points. Small- and medium-sized acquisitions brought constant currency revenue growth into the 5-10% range and earnings per share growth into the 10-15% range, with share buy-backs further driving earnings per share growth towards 15%. All geographical and functional segments showed growth. Three geographical growth speeds remain though – fastest growth in Asia Pacific, Latin America, Africa, the Middle East and Central and Eastern Europe; a surprisingly steady speed in the United States; and a slower speed in Western Europe.

2007 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in continued high levels of new business activity.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by our clients in new media and non-traditional alternatives. 1998 was really the first year when WPP’s marketing services activities represented over 50% of Group revenue. By 2004, these activities represented almost 54% of Group revenue. In 2005, they represented 52%, as media investment management was again the fastest growing part of our business, following major success in winning media planning and buying consolidations, and reflected the first time inclusion of Grey Worldwide and MediaCom. In 2006, the underlying relative strength of the inaptly named “below-the-line” services re-asserted itself, as marketing services grew to 52.5% of revenues. In 2007, they grew further to 53.8%. In addition, in 2007, our broadly-defined internet-related revenue was almost $2.8 billion or 23% of our worldwide reported revenue and our narrowly-defined internet-related revenue was almost $1.5 billion or 12% of our worldwide reported revenue. These are both more than the 10% for on-line media’s share of total advertising spend both in the United States and worldwide. The new media continue to build their share of client spending.

Revenue and operating profit by region

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth (on a constant currency basis including the impact of acquisitions) by region for 2007 as well as proportions of operating profits:

Region	Revenue as a % of Total Group		Revenue growth % +/(-) 07/06	Operating profit as a % of Total Group	Like-for-Like Revenue growth % +/(-) 07/06
North America	37.6		7.6	43.5	3.8
United Kingdom	14.4		4.0	11.6	2.1	[1]
Continental Europe	26.1	[2]	7.0	23.1	3.9
Asia Pacific, Latin America, Africa & the Middle East	21.9	[2]	13.7	21.8	10.9

Total Group	100.0		8.2	100.0	5.0

[1]	Gross margin up 3.4%
[2]

If Central and Eastern Europe is included with the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East, the proportion of Group revenues represented by these markets rises to 24.4% and Continental Europe falls to 23.6%.

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The United States continues to grow, with like-for-like growth of almost 4%, Latin America remained one of the fastest growing regions, as it has been over the last three years, accelerating in the second half to almost 14%. Asia Pacific remained strong across the region, with Mainland China and India growing fastest, with like-for-like growth rates of over 31% and almost 23% respectively. Continental Europe, although relatively more difficult, improved significantly in the second half, with like-for-like growth of almost 5%. In the final quarter, like-for-like growth was over 6%. The United Kingdom was broadly similar in the first half, with second half like-for-like growth of 2%. As seen in the first half, but even more pronounced in the second half, rates of growth in Europe continue to be two-paced, with Western Continental Europe softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant. Of the big five Western European markets, Spain remains a stronger growth market (though there are now real estate bubble worries), although Germany and Italy began to show some renewed signs of life. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe now account for over 24% of revenues, against the target of one-third over the next 5-10 years.

Estimated net new billings of £5.03 billion ($9.81 billion) were won last year, reflecting an historically unprecedented run of net new business wins in the final quarters of 2007. The Group was ranked first in the major new business surveys for 2007.

Revenue and operating profit by communications services sector and brand

The pattern of revenue growth also varied by communications services sector and brand. The table below gives details of revenue and revenue growth by communications services sector for 2007 (on a constant currency basis including the impact of acquisitions) as well as proportions of operating profits:

Communications services	Revenue as a % of Total Group	Revenue growth % +/(-) 07/06	Operating profit as a % of Total Group	Like-for-Like Revenue growth % +/(-) 07/06
Advertising, Media Investment Management	46.2	5.1	49.9	4.5
Information, Insight & Consultancy	14.6	4.5	11.2	2.7	[1]
Public Relations & Public Affairs	10.5	12.6	11.7	8.2
Branding & Identity, Healthcare & Specialist Communications	28.7	14.1	27.2	6.1

Total Group	100.0	8.2	100.0	5.0

[1]	Gross margin up 4.0%

Media investment management continued to show the strongest growth of all our communications services over 14%, along with direct, internet and interactive (part of specialist communications) and public affairs. This makes it four years in a row, when like-for-like revenue growth in media investment management was 14% or over, almost three times the average for the Group, as a whole, of 5-6% over the same period. Direct and digitally-related activities now account for over 23% of the Group’s revenues, which

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are running at the rate of over $12 billion per annum. Brand advertising, particularly in the new faster growing markets, along with information, insight & consultancy and branding & identity, show consistent growth. Public relations and public affairs also continues to show significant improvement over last year, following a strong year in 2006. The new technologies have demonstrated the power of editorial publicity through fast-growing new applications of new technology such as MySpace, YouTube, Facebook, Flickr and Wikipedia, along with the difficulties of making money on social networking sites through advertising, as even Facebook found out with Beacon. Media investment management and information, insight & consultancy combined, grew their gross margins by well over 10% on a like-for-like basis, ahead of independent competitors.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by over 5%. Like-for-like revenue growth was 4.5%. The combined operating margin of this sector is now 16.0%.

In 2007, Ogilvy & Mather Worldwide, JWT, Y&R Advertising, Grey Worldwide and United Red Cell generated estimated net new billings of £723 million ($1.4 billion).

Also in 2007, GroupM, the Group’s media investment management company, which includes MindShare, Mediaedge:cia, MediaCom and MAXUS generated estimated net new billings of £3.686 billion ($7.188 billion).

Information, Insight and Consultancy

On a constant currency basis information, insight and consultancy revenues grew over 4%, with like-for-like revenues up almost 3%. Gross margin grew by 4.0% on a like-for-like basis. Overall margins improved by 0.3 margin points to 11.3%.

Strong performances were recorded by Millward Brown (MaPS in the United States, Canada, Millward Brown and Dynamic Logic in the United Kingdom, Hungary, Italy, Centrum in the Netherlands, Poland, Spain, Turkey, Impact in South Africa, Australia ACSR in China, the Philippines, Singapore, Colombia, Brazil and Mexico); BMRB International in the United Kingdom, Mediafax; Research International (in the United Kingdom, Italy, SIFO in Norway, South Africa, Mexico, New Zealand, Hong Kong, Malaysia, Singapore and Thailand); Ziment in the United States and All Global in the United Kingdom; IMRB in India; Lightspeed Research in the United Kingdom; Mattson Jack in the United States, Icon Added Value in Germany, Spain, Japan; RMS in-store in the United Kingdom.

Public Relations and Public Affairs

Public relations and public affairs continued its strong growth with constant currency growth of over 12% and like-for-like growth of over 8%. Particularly strong were Hill & Knowlton, Burson-Marsteller, Ogilvy Public Relations Worldwide, Finsbury and Clarion in the UK and Public Strategies in the USA.

Operating margins continued to improve and are now over 16.5%, an improvement of 1.5 margin points over the previous year.

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Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications revenues rose by over 14%. Like-for-like revenues rose by over 6%. Operating margins were down slightly by 0.2 margin points. The Group’s direct, internet and interactive businesses showed particularly strong revenue growth.

Several companies performed particularly well:

•

in branding and identity – Landor Associates in New York and Chicago in the United States, the United Kingdom, France, Germany, Italy, Dubai, Hong Kong and Australia; The Brand Union (formerly Enterprise IG) in the United States, France, Germany, Ireland, Spain, South Africa, China, Hong Kong, Japan, Singapore and Ray & Keshavan in India, Addison and the Partners in the United Kingdom; Fitch in the United Kingdom, Peclers in France, Norway and Dubai.

•

in healthcare – Sudler & Hennessey in the United Kingdom, France, Germany, Italy, Sydney in Australia, China and India; Grey Healthcare Group in Catalyst Online, Innovative Customer Solutions, BrandEdge and Insight Medical Communications in the United States, WG Consulting and Grey Healthcare London in the United Kingdom, Australia and Japan; in Ogilvy Healthworld in the United States, Canada, the United Kingdom, France, the Netherlands, Spain, Switzerland and Turkey.

•

in promotion and direct marketing – OgilvyOne (in Global Strategies, Eicoff, The Lacek Group, Leopard, San Francisco and Neo@Ogilvy in the United States, Neo@Ogilvy in Canada, Neo@Ogilvy and OgilvyOne London in the United Kingdom, Ireland, Denmark, France, Portugal, Italy, Sweden, the Czech Republic, Poland, Russia, Argentina, Brazil, Chile, China, Hong Kong, India, Indonesia, Malaysia and Singapore); 141 Worldwide; Wunderman (in San Francisco, Seattle, RTC, KBM, Fortelligent, Studiocom and ZAAZ in the United States, Canada, Burrows, Good Technology and iMpact in the United Kingdom, Belgium, Denmark, Germany, the Netherlands, Italy, Switzerland, the Czech Republic, Aqua On-Line in South Africa, Argentina, Brazil, Mexico, Singapore, Thailand); RMG Connect (in the United States, Canada, Mexico, Hong Kong, India, Japan and Singapore); G2 (in Direct & Digital and Interactive Marketing in the United States, Joshua in the United Kingdom, Germany, Russia, Colombia, Chile, China, Hong Kong, Japan, Korea and Taiwan).

•	in specialist marketing resources – Bridge, VML and The Geppetto Group in the United States, Metro Group, The Farm and Spafax and Headcount in the United Kingdom.

Manufacturing

Revenues and profits at the Group’s manufacturing division were disappointingly down in 2007.

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Balance sheet and cash flow

The unaudited preliminary Group consolidated balance sheet as at 31 December 2007 is attached in Appendix I. As at 31 December 2007, the Group’s net debt increased to £1.286 billion compared with £815 million at 31 December 2006, largely reflecting acquisition spend and share repurchases.

Net debt averaged £1,458 million in 2007, up £305 million from £1,153 million in 2006 (at 2007 exchange rates). These net debt figures compare with a current equity market capitalisation of approximately £7.4 billion, giving a total enterprise value of approximately £8.9 billion.

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2007, operating profit before goodwill impairment, amortisation of acquired intangible assets and charges for non-cash based incentive plans was £950 million, capital expenditure £171 million, depreciation £144 million, tax paid £151 million, interest and similar charges paid £106 million and other net cash inflows of £32 million. Free cash flow available for debt repayment, acquisitions, share buybacks and dividends was therefore £698 million. This free cash flow was absorbed by £675 million in net acquisition payments and investments, share repurchases and cancellations of £415 million and dividends of £139 million. This resulted in a net outflow of £531 million. An unaudited consolidated cash flow statement is included in Appendix I.

In the first seven weeks of 2008, up until 22 February, the last date for which information is available prior to this announcement, net debt averaged £1,498 million up £569 million versus £929 million for the same period last year at 2008 exchange rates.

Your Board continues to examine ways of deploying its EBITDA of almost £1.1 billion (over $2 billion) and substantial cash flow of over £800 million or almost $1.6 billion per annum to enhance share owner value. As necessary capital expenditure, spent mainly on information technology and property, is expected to remain approximately equal to the depreciation charge in the long-term, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends and/or share buy-backs.

In 2007, in addition to the acquisition of 24/7 Real Media Inc., the Group continued to make small to medium-sized acquisitions and/or investments in high growth geographical or functional areas. The net initial cost of all acquisitions was £579 million in cash, in advertising and media investment management in the United States (including digital), the United Kingdom, Austria, France, Germany (including digital), Hungary, the Netherlands (including digital), Russia, Spain, South Africa, Brazil, Colombia, Australia, China and Japan; in information, insight & consultancy in the United States and the United Kingdom; in public relations & public affairs in the United States; in branding and identity in Ireland and Dubai; in healthcare in the United Kingdom and in direct, internet & interactive in the United States, Canada, Belgium, Germany, South Africa, the Middle East, Brazil, Chile, Mexico, Korea and Singapore.

Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group’s share capital in 2007 and 2008, 59.19 million ordinary shares, equivalent to 4.7% of the share capital, were purchased at an average price of £7.03 per share and total cost of £415.4 million. Of these shares, 57.19 million were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs.

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As noted above, your Board has also decided to increase the final dividend by 20% to 9.13p per share, taking the full year dividend to 13.45p per share.

Developments in 2007 and 2008

Including associates, the Group had over 110,000 full-time people in over 2,000 offices in 106 countries at the year end. It services over 340 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 610 national or multi-national clients in three or more disciplines. More than 370 clients are served in four disciplines and these clients account for 58% of Group revenues. The Group also works with over 270 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. The Group estimates that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP global client leaders and country managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. 2007 saw, for instance, the development of a new agency, in successful competition against all our major competitors, specifically to address the objectives of one high technology client.

Future prospects

Despite the recent financial crisis, the world economy continued to grow in 2007, after the recovery in both 2003 and 2004, driven by the United States, Asia Pacific, Latin America, the Middle East, Russia and the other CIS countries. As a result, your Company has performed again at record levels. In addition, Africa also showed significant signs of growth, no doubt stimulated by Chinese interest and investment and is increasingly becoming a continent of opportunity. The FIFA World Cup in South Africa in 2010 will have a significant impact in focusing further attention on the African continent.

Whilst like-for-like revenues have grown beyond market expectations, like-for-like average headcount has grown less. Following this productivity improvement, the Group’s operating margin at post-incentive levels has improved. In addition, given improved levels of operating profit and margin, incentive pools and variable staff costs are now at around the highest levels. This will improve operational gearing and flexibility in 2008 and beyond.

The task of improving property utilisation continues to be a priority with a portfolio of approximately 19 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. In 2006 and 2007, further improvements were made and this ratio reduced slightly to 6.9%.

As usual, the budgets for 2008 have been prepared on a prudent basis, largely excluding new business, particularly in advertising and media investment management.

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They predict improvements in like-for-like revenues at even higher levels than at this time in 2007 (which were around 4.0% to 4.5%), with balanced growth in the first and second half of the year. They also indicate marketing services revenues growing faster than advertising and media investment management. We have only preliminary data for January in 2008 and this shows like-for-like revenues up 5%. On the basis of these data, 2008 should be a better year than 2007, against the views of most economic forecasters, who predict a gloomy 2008.

Despite the severe financial crisis, the ‘real’ economy continues to grow and our clients continue to expand, particularly in the BRICs and the Next Eleven markets, addressing the twin opportunities of geographical expansion and technological change.

However, it seems inevitable that the ‘real’ world will at some point in time be affected by the private equity, sub-prime, insurance monoline, and housing market crises, that we have seen. In our view, this seems more likely to be in 2009, when a slow-down (not a recession) in the United States will be hard to avoid, particularly as a new United States President tries to deal with heavy government spending and twin deficits, and ‘kitchen-sinks’ his or her budgets, in front of a possible eight year “reign”, just as new CEOs tend to do with companies – and there are no mini- or maxi-quadrennial events to stimulate economic activity. The decoupling theories will also be challenged, as China may pause a little, after the stimulation of the Beijing Olympics, and the world continues to catch cold when America sneezes – if not influenza, as it used to be.

2010 may be a different story, however, with the FIFA World Cup in South Africa, the Winter Olympics in Vancouver and the mid-term Congressional elections in the United States, stimulating economic activity

Concerns remain over the Middle East, oil and commodity prices and the twin deficits of the United States economy and inflation, in general. Despite significant increases in prices of raw material inputs, clients, particularly FMCG or packaged goods companies, have been able to pass on cost increases so far in the form of price increases, as inflation quickens. This year’s prospects, therefore, again look good, with worldwide advertising and marketing services spending set to rise by at least 4% and with your company expected to grow in excess of this and therefore increasing share. Although growth in the world economy continues to be led by Asia Pacific, Latin America, Africa and the Middle East, Russia and the other CIS countries, even Western Continental Europe may continue the improvement seen in 2007, where growth in the second half was up significantly.

2008 should also benefit from the build-up to the United States Presidential elections and the Beijing Olympics, which, as a maxi-quadrennial year, should be a very strong one, buoyed by heavy United States political advertising as the multiple candidates slug it out and by the European Football Championships.

In the short-term, growth in advertising and marketing services expenditure may remain in low to medium single digit territory, given the historically low inflationary environment and the fear of inflation growing, concentrating distribution and consequent lack of pricing power. In this climate, procurement pressure continues (but less so in new media) and the significant proportion of fee remuneration dampens revenue growth on cyclical upturns (and moderates on downturns). However, there continues to be significant opportunities in the area of outsourcing clients’ marketing activities, consolidating clients’ budgets and capitalising on competitive weaknesses. In addition, spending amongst the packaged goods, pharmaceutical, oil and energy, government (the government continues to be one of the largest advertisers in the UK

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market) and price-value retail sectors, which remained relatively resilient in the recession of 2001 and 2002, have been buttressed by increased activity in previously recession-affected sectors like technology, financial services, media and entertainment and telecommunications.

In the long-term, the outlook appears very favourable. Overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the continued strength of the United States economy, the need to influence distribution, and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly. Moreover, the continuing growth of the BRICs (Brazil, Russia, India and China), Next Eleven and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of “new-BRICs” such as Vietnam, Pakistan, Indonesia and Bangladesh. Advertising and marketing services expenditure as a proportion of gross national product should resume its growth and burst through the cyclical high established in 2000.

Given these short-term and long-term trends, your Company has three strategic priorities. In the short-term, having weathered the recession, to continue to capitalise on the 2004 to 2007 up-turn and deal with any slow-downs; in the medium-term, to continue to successfully integrate acquired companies; and finally, in the long-term, to continue to develop its businesses in the faster-growing geographical areas of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe and in the faster-growing functional areas of marketing services, particularly direct, internet, interactive and market research.

Incentive plans for 2008 will again focus more on operating profit growth than historically, in order to stimulate top-line growth, particularly in information, insight and consultancy, although objectives will continue to include operating margin improvement, improvement in staff costs to revenue ratios and qualitative Group objectives, including co-ordination, talent management and succession planning.

In these circumstances, there is no reason to believe that the Group cannot achieve the revised margin targets set with the announcement of last year’s results, to achieve margins of 15.5% in 2008 and 16.0% in 2009. Budgets and incentive targets for 2008 include the operating margin target of 15.5% previously set for 2008. Neither is there any reason why operating margins could not be improved beyond these levels by continuing focus on revenue growth and careful husbandry of costs. Our ultimate objective continues to be to achieve a 19% margin over a period of time and to continue to improve the return on capital employed. We believe we can continue to make the necessary investment in talent and the application of technology, whilst, at the same time, improving operating margins, at around current levels of like-for-like revenue growth.

Increasingly, WPP is concentrating on its mission of the “management of the imagination”, and ensuring it is a big company with the heart and mind of a small one. To aid the achievement of this objective and to develop the benefits of membership in the Group for both clients and our people, the parent company continues to develop its activities in the areas of human resources, property, procurement, information technology and practice development. Eleven practice areas which span all our brands have been developed initially in media investment management, healthcare, privatisation, new technologies, new faster growing markets, internal communications, retail, entertainment and media, financial services, hi-tech and telecommunications and corporate responsibility.

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Another reason for cautious optimism …

The world continues to be a restless place: nothing stays still for very long; there is a constant thirst for change. And restlessness continues to be good for the marketing communications industry.

Both companies and governments have learnt an important lesson over the last twenty years or so: it’s an extremely dangerous and expensive exercise to attempt to impose change on citizens, employees or consumers without first taking them into your confidence. And that, of course, means consulting them, involving them, talking them through the reasons for change and presenting them clearly with its intended benefits. The real costs involved in such communications programmes are minimal; if only because the costs of encountering resistance can be so formidable. Planned communications act as a kind of lubricant – and so help make all organisations more efficient.

From fundamental research right through to consumer advertising, WPP companies are there to help their clients put change into effect as seamlessly as possible. It involves the scrupulous mining of hard data as well as an intuitive understanding of people’s aims and apprehensions and how they respond to promise.

And that, in turn, is why you’ll find such an extraordinary diversity of talent in WPP companies: statisticians and art directors; product designers and web designers; futurologists and copywriters; experts in everything from fashion to pharmaceuticals.

There are getting on for 100,000 of them, putting their talents at the disposal of our clients. So when, as now, we reveal our gratifying figures for last year, we are very glad indeed to recognise those many thousands of men and women around the world who made those figures possible. We thank them all; and wish them great satisfaction in their future work and all deserved success.

Further information:

Sir Martin Sorrell	)
Paul Richardson	)	(+44) 20 7408 2204
Feona McEwan	)

Fran Butera		(+1) 212 632 2235

www.wppinvestor.com

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the company’s independent auditors. For further information on factors which could impact the company and the statements contained herein, please refer to public filings by the company with the Securities and Exchange Commission. The statements in this press release should be considered in light of these risks and uncertainties.

Appendix 1	WPP/Page 13

WPP GROUP PLC

Preliminary results for the year ended 31 December 2007

Unaudited preliminary consolidated income statement for the year ended 31 December 2007

	Notes	2007	2006		Constant Currency[1]
		£m	£m	+/(-)%	+/(-)%
Billings		31,665.5	30,140.7	5.1	8.6

Revenue		6,185.9	5,907.8	4.7	8.2
Direct costs		(335.5)	(296.8)	(13.0)	(15.9)

Gross profit		5,850.4	5,611.0	4.3	7.8
Operating costs	4	(5,045.7)	(4,869.4)	(3.6)	(7.4)

Operating profit		804.7	741.6	8.5	10.3
Share of results of associates	4	41.4	41.1	0.7	4.4

Profit before interest and taxation		846.1	782.7	8.1	10.0
Finance income	5	139.4	111.0	25.6	29.0
Finance costs	5	(266.1)	(211.7)	(25.7)	(27.7)

Profit before taxation		719.4	682.0	5.5	7.4
Taxation	7	(204.3)	(199.4)	(2.5)	(0.8)

Profit for the year		515.1	482.6	6.7	10.2

Attributable to:
Equity holders of the parent		465.9	435.8	6.9	10.8
Minority interests		49.2	46.8	(5.1)	(5.6)

		515.1	482.6	6.7	10.2

Headline PBIT	6,18	928.0	859.0	8.0	10.1
Headline PBIT margin	18	15.0%	14.5%
Headline PBT	18	817.3	766.3	6.7	8.8

Earnings per share[2]
Basic earnings per ordinary share	9	39.6	36.3	9.1	13.0
Diluted earnings per ordinary share	9	38.0	35.2	8.0	12.0

[1]	The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
[2]	The calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9.

WPP/Page 14

WPP GROUP PLC

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2007

	Notes	2007	2006
		£m	£m
Net cash inflow from operating activities	10	891.3	661.4
Investing activities
Acquisitions and disposals	10	(674.8)	(215.6)
Purchase of property, plant and equipment		(151.1)	(167.8)
Purchase of other intangible assets (incl. capitalised computer software)		(19.7)	(16.7)
Proceeds on disposal of property, plant and equipment		8.3	22.4

Net cash outflow from investing activities		(837.3)	(377.7)
Financing activities
Issue of shares		34.8	70.9
Share repurchases and buybacks	10	(415.4)	(257.7)
Net increase in borrowings	10	498.9	382.1
Financing and share issue costs		(8.3)	(3.7)
Equity dividends paid		(138.9)	(118.9)
Dividends paid to minority shareholders in subsidiary undertakings		(38.9)	(28.8)

Net cash (outflow)/ inflow financing activities		(67.8)	43.9
Net (decrease)/increase cash and cash equivalents		(13.8)	327.6
Translation differences		119.2	(50.3)
Cash and cash equivalents at beginning of year		956.9	679.6

Cash and cash equivalents at end of year	10	1,062.3	956.9

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(13.8)	327.6
Cash outflow from decrease in debt financing		(493.5)	(380.1)
Other movements		26.0	9.3
Translation difference		10.2	32.6

Movement of net debt in the year		(471.1)	(10.6)
Net debt at beginning of year		(814.6)	(804.0)
Net debt at end of year	11	(1,285.7)	(814.6)

WPP/Page 15

WPP GROUP PLC

Unaudited preliminary consolidated statement of recognised income and expense for the year ended 31 December 2007

	2007	2006
	£m	£m
Profit for the year	515.1	482.6
Exchange adjustments on foreign currency net investments	71.7	(367.0)
Revaluation of other investments	108.1	9.5
Actuarial gain on defined benefit pension schemes	27.0	26.0
Deferred tax on defined benefit pension schemes	(9.9)	5.3
Net income/(expense) recognised directly in equity	196.9	(326.2)
Total recognised income and expense relating to the year	712.0	156.4

Attributable to:
Equity holders of the parent	662.8	109.6
Minority interests	49.2	46.8

	712.0	156.4

WPP/Page 16

WPP GROUP PLC

Unaudited preliminary consolidated balance sheet as at 31 December 2007

	Notes	2007	2006
		£m	£m
Non-current assets
Intangible assets:
Goodwill	12	6,071.7	5,434.5
Other	13	1,154.6	1,115.4
Property, plant and equipment		449.6	415.3
Interests in associates		540.1	411.4
Other investments		268.6	136.5
Deferred tax assets		56.0	108.9
Trade and other receivables	14	149.3	110.3

		8,689.9	7,732.3

Current assets
Inventory and work in progress		343.9	341.5
Corporate income tax recoverable		37.2	26.5
Trade and other receivables	14	6,140.8	4,931.9
Cash and short-term deposits		2,040.2	1,663.7

		8,562.1	6,963.6

Current liabilities
Trade and other payables	15	(8,248.9)	(6,783.8)
Corporate income tax payable		(70.0)	(39.6)
Bank overdrafts and loans		(1,585.9)	(1,260.6)

		(9,904.8)	(8,084.0)

Net current liabilities		(1,342.7)	(1,120.4)

Total assets less current liabilities		7,347.2	6,611.9

Non-current liabilities
Bonds and bank loans		(1,740.0)	(1,217.7)
Trade and other payables	16	(460.4)	(331.9)
Corporate income tax payable		(336.2)	(383.7)
Deferred tax liabilities		(464.0)	(467.8)
Provisions for post-employment benefits		(135.0)	(187.6)
Provisions for liabilities and charges		(116.8)	(104.8)

		(3,252.4)	(2,693.5)

Net assets		4,094.8	3,918.4

Equity
Called-up share capital		119.2	124.1
Share premium account		103.9	74.9
Shares to be issued		5.3	7.5
Merger reserve		(1,365.9)	(1,370.0)
Other reserves		(114.9)	(170.1)
Own shares		(255.3)	(288.5)
Retained earnings		5,482.1	5,449.0

Equity share owners’ funds	17	3,974.4	3,826.9
Minority interests		120.4	91.5

Total equity		4,094.8	3,918.4

WPP/Page 17

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS), and with the accounting policies of the Group which were set out on pages 143 to 148 of the 2006 Annual Report and Accounts. No changes have been made to the Group’s accounting policies since this time.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company’s 2007 Annual Report and Accounts will be prepared in compliance with IFRS as endorsed by the European Union.

Statutory Information

The financial information for the years ended 31 December 2007 and 2006 does not constitute statutory accounts for the purposes of s240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies and received an unqualified auditors’ report and did not contain a statement under s237 (2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 31 December 2007 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Registrar of Companies following the company’s annual general meeting. The audit report for the year ended 31 December 2007 has yet to be signed.

The announcement of the preliminary results was approved by the board of directors on 28 February 2008.

3.	Currency conversion

The 2007 unaudited preliminary consolidated income statement is prepared using, among other currencies, an average exchange rate of US$2.0019 to the pound (2006: US$1.8432). The unaudited preliminary consolidated balance sheet as at 31 December 2007 has been prepared using the exchange rate on that day of US$1.9827 to the pound (2006: US$1.9569).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

WPP/Page 18

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates

Operating costs include:

	2007	2006
	£m	£m
Amortisation and impairment of acquired intangible assets	40.3	43.3
Goodwill impairment	44.1	35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7	8.8
Gains on disposal of investments	(3.4)	(7.3)
Share-based incentive plans	62.4	70.9
Other operating costs	4,900.6	4,718.2

	5,045.7	4,869.4

The goodwill impairment charge of £44.1 million (2006: £35.5 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill.

Operating profit includes credits totalling £16.8 million (2006: £10.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2006.

Share of results of associates include:

	2007	2006
	£m	£m
Share of profit before interest and taxation	65.8	61.4
Share of exceptional gains	0.8	4.0
Share of interest and minority interest	0.5	0.9
Share of taxation	(25.7)	(25.2)

	41.4	41.1

WPP/Page 19

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income and finance costs

Finance income includes:

	2007	2006
	£m	£m
Expected return on pension scheme assets	28.1	25.2
Investment income	9.2	5.7
Interest income	102.1	80.1

	139.4	111.0

Finance costs include:

	2007	2006
	£m	£m
Interest on pension scheme liabilities	33.8	32.4
Interest payable and similar charges	216.3	171.3

Finance charges (excluding revaluation of financial instruments)	250.1	203.7
Revaluation of financial instruments	16.0	8.0

	266.1	211.7

The following are included in the revaluation of financial instruments shown above:

	2007	2006
	£m	£m
Movements in fair value of treasury instruments	6.7	3.3
Revaluation of put options over minority interests	9.3	4.7

	16.0	8.0

WPP/Page 20

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	2007	2006
	£m	£m
Revenue
Advertising and Media Investment Management	2,871.3	2,806.9
Information, Insight & Consultancy	905.4	892.9
Public Relations & Public Affairs	641.4	595.7
Branding & Identity, Healthcare and Specialist Communications	1,767.8	1,612.3

	6,185.9	5,907.8

Headline PBIT[1]
Advertising and Media Investment Management	466.9	443.7
Information, Insight & Consultancy	104.3	98.7
Public Relations & Public Affairs	106.5	89.5
Branding & Identity, Healthcare and Specialist Communications	250.3	227.1

	928.0	859.0

	%	%
Headline PBIT Margin
Advertising and Media Investment Management	16.3	15.8
Information, Insight & Consultancy	11.5	11.1
Public Relations & Public Affairs	16.6	15.0
Branding & Identity, Healthcare and Specialist Communications	14.2	14.1

	15.0	14.5

[1]	Headline PBIT is defined in note 18.

WPP/Page 21

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	2007	2006
	£m	£m
Revenue
United Kingdom	890.3	856.3
North America	2,266.7	2,291.1
Continental Europe	1,657.4	1,532.9
Asia Pacific, Latin America, Africa & Middle East	1,371.5	1,227.5

	6,185.9	5,907.8

Headline PBIT[1]
United Kingdom	107.1	97.9
North America	391.5	389.0
Continental Europe	223.0	194.3
Asia Pacific, Latin America, Africa & Middle East	206.4	177.8

	928.0	859.0

	%	%
Headline PBIT Margin
United Kingdom	12.0	11.4
North America	17.3	17.0
Continental Europe	13.5	12.7
Asia Pacific, Latin America, Africa & Middle East	15.0	14.5

	15.0	14.5

[1]	Headline PBIT is defined in note 18.

WPP/Page 22

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The Group tax rate on Headline PBT1 is 25.0% (2006: 26.0%). The Group tax rate on Reported PBT is 28.4% (2006: 29.2%). The tax charge comprises:

	2007	2006
	£m	£m
Current tax
UK Corporation tax at 30%
Current year	27.5	36.6
Prior years	(57.9)	(44.9)

	(30.4)	(8.3)
Foreign tax
Current year	212.9	216.9
Prior years	5.7	(7.6)

	218.6	209.3

Total Current tax	188.2	201.0

Deferred tax	16.1	(1.6)

Tax expense	204.3	199.4

[1]	Headline PBT is defined in note 18.

8.	Ordinary dividends

The Board has recommended a final dividend of 9.13p (2006: 7.61p) per ordinary share in addition to the interim dividend paid of 4.32p (2006: 3.60p) per ordinary share. This makes a total for the year of 13.45p (2006: 11.21p) per ordinary share, an increase of 20%. The final dividend is expected to be paid on 7 July 2008 to share owners on the register at 6 June 2008.

WPP/Page 23

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

	2007	2006	+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£m)	465.9	435.8	6.9	10.8
Headline earnings (£m) (note 18)	563.8	520.1	8.4	12.3

Average shares used in Basic EPS calculation (m)	1,176.9	1,201.0

Reported EPS	39.6p	36.3p	9.1	13.0
Headline EPS	47.9p	43.3p	10.6	14.6

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

	2007	2006	+/(-)%	Constant Currency +/(-)%
Diluted Reported earnings (£m)	466.8	436.9	6.8	10.7
Diluted Headline earnings (£m)	564.7	521.2	8.3	12.2

Shares used in diluted EPS calculation (m)	1,227.1	1,242.2

Diluted Reported EPS	38.0p	35.2p	8.0	12.0
Diluted Headline EPS	46.0p	42.0p	9.5	13.6

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the year ended 31 December 2007 and the year ended 31 December 2006 the $150 million Grey convertible bonds were dilutive and earnings were consequently increased by £0.9 million and £1.1 million respectively for the purpose of this calculation. For the year ended 31 December 2007 and the year ended 31 December 2006, the £450 million convertible bonds were accretive to earnings and therefore excluded from the calculation of dilutive earnings; these bonds were redeemed on their due date of 11 April 2007.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2007	2006
	m	m
Average shares used in Basic EPS calculation	1,176.9	1,201.0
Dilutive share options outstanding	16.6	14.9
Other potentially issuable shares	24.7	17.4
$150 million Grey convertible bonds	8.9	8.9

Shares used in Diluted EPS calculation	1,227.1	1,242.2

At 31 December 2007 there were 1,191,491,263 (2006: 1,240,605,187) ordinary shares in issue.

WPP/Page 24

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 14:

Net cash inflow from operating activities:

	2007	2006
	£m	£m
Profit for the year	515.1	482.6
Taxation	204.3	199.4
Finance costs	266.1	211.7
Finance income	(139.4)	(111.0)
Share of results of associates	(41.4)	(41.1)

Operating profit	804.7	741.6
Adjustments for:
Non cash share-based incentive plans (including share options)	62.4	70.9
Depreciation of property, plant and equipment	126.3	129.1
Goodwill impairment	44.1	35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7	8.8
Amortisation and impairment of acquired intangible assets	40.3	43.3
Amortisation of other intangible assets	18.1	13.5
Gains on disposal of investments	(3.4)	(7.3)
Losses/(gains) on sale of property, plant and equipment	1.0	(3.7)

Operating cash flow before movements in working capital and provisions	1,095.2	1,031.7
Movements in working capital and provisions	25.4	(171.1)

Cash generated by operations	1,120.6	860.6
Corporation and overseas tax paid	(151.0)	(162.0)
Interest and similar charges paid	(212.0)	(135.1)
Interest received	102.6	75.2
Investment income	3.1	2.4
Dividends received from associates	28.0	20.3

	891.3	661.4

Acquisitions and disposals:

	2007	2006
	£m	£m
Initial cash consideration	(520.4)	(120.5)
Cash and cash equivalents acquired (net)	60.5	21.4
Earnout payments	(93.9)	(91.6)
Loan note redemptions	(2.1)	(11.7)
Purchase of other investments (including associates)	(128.0)	(28.7)
Proceeds on disposal of investments	9.1	15.5

	(674.8)	(215.6)

WPP/Page 25

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

	2007	2006
	£m	£m
Share cancellations (excluding brokerage fees)	(402.7)	(218.8)
Purchase of own shares by ESOP trusts	—	(38.9)
Shares purchased into treasury	(12.7)	—

	(415.4)	(257.7)

Net increase in borrowings:

	2007	2006
	£m	£m
Decrease in drawings on bank loans	—	(21.8)
Repayment of £450 million 2.0% convertible bonds	(450.0)	—
Proceeds from issue of £400 million 6.0% bonds due April 2017	400.0	—
Proceeds from issue of £200 million 6.375% bonds due November 2020	200.0	—
Proceeds from issue of €500 million 5.25% bonds due January 2015	348.9	—
Proceeds from issue of €600 million 4.375% Eurobonds due December 2013	—	403.9

	498.9	382.1

Cash and cash equivalents:

	2007	2006
	£m	£m
Cash at bank and in hand	1,957.4	1,476.8
Short-term bank deposits	82.8	186.9
Overdrafts[1]	(977.9)	(706.8)

	1,062.3	956.9

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

11.	Net debt

	2007	2006
	£m	£m
Cash and short-term deposits	2,040.2	1,663.7
Bank loans and overdrafts due within one year	(1,585.9)	(1,260.6)
Corporate bond and loans due after one year	(1,740.0)	(1,217.7)

Net debt	(1,285.7)	(814.6)

WPP/Page 26

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £637.2 million (2006: decreased by £240.7 million) in the year. This includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by £79.0 million (2006: decreased by £76.0 million) in the year.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £319.0 million (2006: £235.5 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

In aggregate, for the year ended 31 December 2007, acquisitions completed in the year contributed £132.2 million to revenue, £14.7 million to operating profit and £24.7 million to Headline PBIT.

13.	Other intangible assets

The following are included in other intangibles:

	2007	2006
	£m	£m
Brands with an indefinite useful life	798.0	811.4
Acquired intangibles	316.8	271.9
Other (including capitalised computer software)	39.8	32.1

	1,154.6	1,115.4

14.	Trade and other receivables

Amounts falling due within one year:

	2007	2006
	£m	£m
Trade receivables	4,691.0	4,021.4
VAT and sales taxes recoverable	86.5	50.0
Other debtors	609.8	438.4
Prepayments and accrued income	753.5	422.1

	6,140.8	4,931.9

Amounts falling due after more than one year:

	2007	2006
	£m	£m
Other debtors	129.2	106.6
Prepayments and accrued income	20.1	3.7

	149.3	110.3

WPP/Page 27

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2007	2006
	£m	£m
Trade payables	5,843.6	4,743.6
Deferred income	600.5	510.8
Payments due to vendors	57.3	87.9
Loan notes due to vendors	2.7	1.8
Liabilities in respect of put option agreements with vendors	45.0	51.1
Share repurchases – close period commitments (note 17)	64.8	—
Other creditors and accruals	1,635.0	1,388.6

	8,248.9	6,783.8

16.	Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2007	2006
	£m	£m
Payments due to vendors	261.7	147.6
Liabilities in respect of put option agreements with vendors	37.0	28.8
Other creditors and accruals	161.7	155.5

	460.4	331.9

The following table sets out the directors’ best estimates of future deferred and earnout related obligations:

	2007	2006
	£m	£m
Within one year	57.3	87.9
Between 1 and 2 years	62.8	36.1
Between 2 and 3 years	85.4	34.6
Between 3 and 4 years	65.0	49.1
Between 4 and 5 years	48.5	27.8
Over 5 years	—	—

	319.0	235.5

WPP/Page 28

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

17.	Reconciliation of movements in consolidated equity share owners’ funds

	2007	2006
	£m	£m
Profit for the year attributable to equity share owners	465.9	435.8
Ordinary dividends	(138.9)	(118.9)

	327.0	316.9

Ordinary shares issued in respect of acquisitions	8.0	—
Other ordinary shares issued	28.2	73.0
Share cancellations	(402.7)	(218.8)
Share issue/cancellation costs	(2.8)	(1.7)
Net additions of own shares by ESOP Trusts	—	(38.9)
Shares purchased into treasury	(12.7)	—
Non cash share-based incentive plans (including stock options)	62.4	70.9
Tax benefit of share-based payments	0.9	32.3
Actuarial gain on defined benefit pension schemes	27.0	26.0
Deferred tax on defined benefit pension schemes	(9.9)	5.3
Exchange adjustments on foreign currency net investments	71.7	(367.0)
Revaluation of other investments	108.1	9.5
Share repurchases – close period commitments[1]	(64.8)	—
Financial instruments – movements during the year	7.3	14.9
Other movements	(0.2)	—

Net additions/(deductions) to equity share owners’ funds	147.5	(77.6)
Opening equity share owners’ funds	3,826.9	3,904.5

Closing equity share owners’ funds	3,974.4	3,826.9

[1]

During the year, the Company entered into an arrangement with its broker to conduct share buybacks on the Company’s behalf in the close period commencing on 2 January 2008 and ending on 28 February 2008, in accordance with UK listing rules. Under IAS 32 and IAS 39, the commitment resulting from this agreement constitutes a financial liability at 31 December 2007 which must be recognised at fair value at that date. This liability is included in Trade and other payables: amounts falling due within one year and has been recognised as a movement in equity.

Issued share capital – movement in the year

	2007	2006
Number of equity ordinary shares	m	m

At the beginning of the year	1,240.6	1,252.9
Exercise of share options	7.8	21.0
Acquisitions	0.3	—
Share cancellations	(57.2)	(33.2)
Other	—	(0.1)

At the end of the year	1,191.5	1,240.6

WPP/Page 29

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

18.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to

Headline PBIT for the year ended 31 December 2007

	2007	2006
	£m	£m
Profit before interest and taxation	846.1	782.7
Amortisation and impairment of acquired intangible assets	40.3	43.3
Goodwill impairment	44.1	35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7	8.8
Gains on disposal of investments	(3.4)	(7.3)
Share of exceptional gains of associates	(0.8)	(4.0)

Headline PBIT	928.0	859.0

Finance income	139.4	111.0
Finance charges (excluding revaluation of financial instruments)	(250.1)	(203.7)

	(110.7)	(92.7)

Interest cover on Headline PBIT	8.4 times	9.3 times

Calculation of Headline EBITDA

	2007	2006
	£m	£m
Headline PBIT (as above)	928.0	859.0
Depreciation of property, plant and equipment	126.3	129.1
Amortisation of other intangible assets	18.1	13.5

Headline EBITDA	1,072.4	1,001.6

WPP/Page 30

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

18.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to Headline PBT

and Headline earnings for the year ended 31 December 2007

	2007	2006
	£m	£m
Profit before taxation	719.4	682.0

Amortisation and impairment of acquired intangible assets	40.3	43.3
Goodwill impairment	44.1	35.5
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.7	8.8
Gains on disposal of investments	(3.4)	(7.3)
Share of exceptional gains of associates	(0.8)	(4.0)
Revaluation of financial instruments	16.0	8.0

Headline PBT	817.3	766.3

Taxation	(204.3)	(199.4)
Minority interests	(49.2)	(46.8)

Headline earnings	563.8	520.1

Ordinary dividends	138.9	118.9

Dividend cover on Headline earnings	4.1 times	4.4 times

Headline PBIT margins before and after share of results of associates

	Margin (%)	2007	Margin (%)	2006
		£m		£m
Revenue		6,185.9		5,907.8
Headline PBIT	15.0%	928.0	14.5%	859.0

Share of results of associates (excluding exceptional gains)		40.6		37.1

Headline PBIT excluding share of results of associates	14.3%	887.4	13.9%	821.9

WPP/Page 31

WPP GROUP PLC

Notes to the unaudited preliminary consolidated financial statements (continued)

18.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the year ended 31 December 2007

	2007	2006
	£m	£m
Cash generated by operations	1,120.6	860.6
Plus:
Interest received	102.6	75.2
Investment income	3.1	2.4
Dividends received from associates	28.0	20.3
Issue of shares	34.8	70.9
Proceeds on disposal of property, plant and equipment	8.3	22.4
Less:
(Losses)/gains on sale of property, plant and equipment	(1.0)	3.7
Movements in working capital and provisions	(25.4)	171.1
Interest and similar charges paid	(212.0)	(135.1)
Purchase of property, plant and equipment	(151.1)	(167.8)
Purchase of other intangible assets (including capitalised computer software)	(19.7)	(16.7)
Corporation and overseas tax paid	(151.0)	(162.0)
Dividends paid to minority shareholders in subsidiary undertakings	(38.9)	(28.8)

Free Cash Flow	698.3	716.2

Appendix 2	WPP/Page 32

WPP GROUP PLC

Preliminary results for the year ended 31 December 2007

in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2007

	Year ended 31 December 2007	Year ended 31 December 2006
	$m	$m	+/(-)%
Billings	63,536.8	55,435.0	14.6

Revenue	12,395.4	10,910.9	13.6
Direct costs	(672.7)	(547.2)	(22.9)

Gross profit	11,722.7	10,363.7	13.1
Operating costs	(10,104.2)	(8,982.8)	(12.4)

Operating profit	1,618.5	1,380.9	17.2
Share of results of associates	82.9	76.3	8.7

Profit before interest and taxation	1,701.4	1,457.2	16.8
Finance income	280.3	200.9	39.5
Finance costs	(535.0)	(386.9)	(38.3)

Profit before taxation	1,446.7	1,271.2	13.8
Taxation	(409.5)	(371.6)	(10.2)

Profit for the year	1,037.2	899.6	15.3

Attributable to:
Equity holders of the parent	938.2	812.4	15.5
Minority interests	99.0	87.2	13.5

	1,037.2	899.6	15.3

Headline PBIT	1,865.0	1,600.9	16.5
Headline PBIT margin	15.0%	14.7%
Headline PBT	1,642.7	1,430.5	14.8

Reported earnings per share[2]
Basic earnings per ordinary share	79.7 ¢	67.6 ¢	17.9
Diluted earnings per ordinary share	76.6 ¢	65.6 ¢	16.8

Headline earnings per share[2]
Basic earnings per ordinary share	96.4 ¢	80.9 ¢	19.2
Diluted earnings per ordinary share	92.6 ¢	78.4 ¢	18.1

[1]

The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$2.0019 to the pound for the year ended 31 December 2007 (2006: US$1.8432).

[2]	The basis of the calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9 of Appendix 1.

WPP/Page 33

WPP GROUP PLC

GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based / fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2007 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as Headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Headline earnings

Headline PBT less taxation and minority interests.

Headline operating profit / Headline PBIT

Profit before finance income/costs, taxation, investment gains, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates.

Headline PBT

Profit before taxation, investment gains, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.